Exhibit 12.2
CONSUMERS ENERGY COMPANY
Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends
(Millions of Dollars)

		Year Ended December 31
	2010	2009	2008	2007	2006

Earnings as defined (a)
Pretax income from continuing operations	$688	$456	$562	$437	$167
Exclude equity basis subsidiaries	—	—	—	—	(1)
Fixed charges as defined	296	313	276	293	307

Earnings as defined	$984	$769	$838	$730	$473

Fixed charges as defined (a)
Interest on long-term debt	$246	$250	$229	$236	$286
Estimated interest portion of lease rental	16	17	25	23	8
Other interest charges	34	46	22	34	13

Fixed charges as defined	$296	$313	$276	$293	$307
Preferred dividends	3	3	3	3	3

Combined fixed charges and preferred dividends	$299	$316	$279	$296	$310

Ratio of earnings to fixed charges	3.32	2.46	3.04	2.49	1.54
Ratio of earnings to combined fixed
charges and preferred dividends	3.29	2.43	3.00	2.47	1.53
NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.